

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3561

July 1, 2010

Via Fax & U.S. Mail

Mr. John W. Foster
Chief Financial Officer
2321 Coit Road, Suite E
Plano, Texas 75075

> **Re: Odyssey Pictures Corporation**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 30, 2009**
> **Form 10-Q for the quarter ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 000-18954**

Dear Mr. Foster:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief